UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2005

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On October 31, 2005, the Company issued a press release announcing the closing of Preferred Share Financing. A copy of the press release is attached as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

By:	/s/ ARTHUR TSUI
Arthur Tsui Chief Financial Officer

Date: November 1, 2005

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INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated October 31, 2005, announcing the closing of Preferred Share Financing.

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Exhibit 99.1

ASAT Holdings Limited Announces Closing of Preferred Share Financing

HONG KONG and PLEASANTON, Calif. – October 31, 2005 – ASAT Holdings Limited (Nasdaq: ASTT) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced the closing of its previously announced $15 million preferred share financing and $15 million purchase money loan commitments. The purchase money loans will be funded if and when the additional capital is needed by the Company to complete the move of the Company’s assembly and test facilities to Dongguan, China from Hong Kong, subject to satisfaction of various conditions, some of which are outside of the control of the Company. Both financings involved the issuance of warrants by the Company.

The preferred share financing was entered into with three of the Company’s principal shareholder groups who together own approximately 84 percent of the Company’s outstanding shares. The purchase money loan commitments have been entered into with one of those principal shareholder groups.

The Company also expects to move forward with a rights offering of preferred shares and warrants to the shareholders not participating in the current financing in order to allow those shareholders an opportunity to mitigate the dilutive impact of the preferred share financing. Prior to commencing the rights offering, the Company will have to file a registration statement with the United States Securities and Exchange Commission.

“The additional financing improves our financial position and provides us with the capital we need to complete the move of all our assembly and test operations to Dongguan, China by the middle of 2006. Once the move to China is complete, we expect our manufacturing and labor costs will drop significantly, which should improve our competitive position,” said Robert J. Gange, president and chief executive officer of ASAT Holdings Limited. “We thank our three primary shareholders for this vote of confidence as we continue to execute on our China strategy.”

Additional Terms of Financings

The preferred share financing provided for the issuance and sale of 300,000 Series A redeemable convertible preferred shares for a total price of $15 million. Each preferred share is convertible at the option of the holder into ordinary shares at a conversion price equal to $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to customary adjustments for share splits, dividends, re-combinations and similar transactions, as well adjustments for certain issuance of equity below the preferred shares’ conversion price. The preferred shares are also subject to a potential reset of the conversion price on October 31, 2006 to 80% of the average trading price of the Company’s ADSs during the preceding three months, subject to a floor of $0.065 per ordinary share ($0.325 per ADS). The preferred shares accrue dividends at the rate of 13% per annum, payable semi-annually in arrears. Such dividends will be payable, at the Company’s

ASAT Holdings Limited Announces Closing of Preferred Share Financing	Page 2 of 3

option, in cash, subject to certain limitations, or in additional preferred shares or ordinary shares. In addition, upon completion of the preferred share financing, the Company issued five-year warrants for a total of 15 million ordinary shares (equivalent to 3 million ADSs) exercisable at a price of $0.01 per share (equivalent to $0.05 per ADS). These warrants will also be made available on a proportional basis to participants in the expected rights offering.

In connection with the closing of the preferred shares financing, the Company issued five-year warrants for a total of 5 million ordinary shares (equivalent to 1 million ADSs) exercisable at a price of $0.01 per share (equivalent to $0.05 per ADS) to the investors in the purchase money loan agreement as an arrangement fee. The purchase money loan agreement provides for up to $15 million of loans, which may be borrowed in two tranches during the 15-month drawdown period starting from the date of the agreement, in the amount of up to $10 million and up to $5 million, respectively. Subject to a number of other conditions, the loans may be borrowed in the event that the Company’s cash position falls below $10 million. Each tranche would have a maturity of two years from the time of borrowing and bear interest at the rate of 15% per annum. Net proceeds from the financing are to be used within 90 days of borrowing for the purpose of financing certain capital expenditures, including capital expenditures in connection with the relocation of the Company’s assembly and test facilities from Hong Kong to Dongguan, China and the build-out of its new China facilities. Upon borrowing the first tranche, the Company will issue five-year warrants for a total of 15,668,170 ordinary shares (equivalent to 3,133,634 ADSs) exercisable at a price of $0.01 per share (equivalent to $0.05 per ADS), as well as pay a commitment fee of $850,000, on a pro rata basis to the lenders that fund the first tranche.

The Company has agreed to file a registration statement with the United States Securities and Exchange Commission covering resale of the ordinary shares underlying the preferred shares and the warrants for both the preferred share financing and the purchase money loan agreement.

The borrowing of loans pursuant to the purchase money loan agreement is subject to a number of important conditions, some of which are outside the Company’s control. In the event any of the conditions are not satisfied, the Company may not be able to obtain the funds when needed on these terms or at all and, unless alternate financing is obtained, the Company’s business and financial condition and prospects would be materially and adversely affected, which could create substantial uncertainty regarding the Company’s ability to continue as a going concern. Moreover, after further review, the Company could conclude that the conditions to the purchase money loan agreement create substantial uncertainty regarding the Company’s ability to receive the funds pursuant to the purchase money loan agreement and the ability of the Company to continue as a going concern.

Forward-looking statements

This press release contains statements and information that constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, regarding the anticipated borrowings pursuant to the purchase money loan commitments and the rights offering. These statements involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of the Company to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including the Company’s ability to satisfy the conditions of the purchase money loan commitments and to obtain the financing thereunder. The risks,

ASAT Holdings Limited Announces Closing of Preferred Share Financing	Page 3 of 3

uncertainties and other factors also include, among others, those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in the Company’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Robert J. Gange

Chief Executive Officer

ASAT Holdings Limited

852.2439.8788

bob_gange@asathk.com

Jim Fanucchi

Summit IR Group Inc.

408-404-5400

ir@asat.com